Rec'd 7/11/02

02023550

ED STATES
XCHANGE COMMISSION
gton, DC 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 6603 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE HOUSE OF SECURITIES, INC.**

RECD S.E.C.
JUL 1 1 2002
535

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use ~~P.O. Box No.~~)

12 W. CHURCH STREET
(No. and Street)

FREDERICK (City) MD (State) 21701 (Zip Code)

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM E. FLORIA 301-698-4118
(Area Code-Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

4/7/2002

# OATH OR AFFIRMATION

I, WILLIAM E. FLORIA, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of THE HOUSE OF SECURITIES, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Subscribed & sworn to me, in my presence, this 26th day of March, 2002, a Notary Public in and for the county of Howard, State of Maryland.

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# THE HOUSE OF SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

**WILLIAM BATDORF & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20006

# INDEPENDENT AUDITORS' REPORT

Board of Directors
The House of Securities Company

We have audited the accompanying statement of financial condition of The House of Securities Company at December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The House of Securities Company at December 31, 2001 in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 26, 2002

# THE HOUSE OF SECURITIES COMPANY

## STATEMENT OF FINANCIAL CONDITION

## AT DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 31,267 |
| Commissions receivable | 24,375 |
| Prepaid expenses | 8,258 |
| Other accounts receivable | 3,300 |
| Furniture and fixtures, at cost, net of $5,607 accumulated depreciation | 9,202 |
| Total assets | $ 76,402 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 1,932 |
| Commissions payable to employees | 18,688 |
| Total liabilities | 20,620 |
| STOCKHOLDERS' EQUITY | |
| Common stock, $10 par value; 100,000 shares authorized, 31,141 issued and outstanding | 323,368 |
| Additional paid-in capital | 38,040 |
| Accumulated deficit | ( 305,626 ) |
| Total stockholders' equity | 55,782 |
| Total liabilities and stockholders' equity | $ 76,402 |

The accompanying notes are an integral part of these statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in the sale of mutual fund shares. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Commissions earned are recognized as the related sales are executed.

Income taxes are provided for all items included in the statement of operations, regardless of the period such items are reported for tax purposes. Deferred taxes are provided for material temporary differences in the timing of recognition of revenue and expenses. For income tax purposes, the Company uses the cash basis of accounting.

Furniture and fixtures are depreciated using the straight-line method and the MACRS method with lives ranging from five to ten years for financial reporting purposes.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2001, the firm's ratio of aggregate indebtedness to net capital was 0.68 to 1, and net capital was $30,516, as compared to the required minimum net capital of $25,000.

## NOTE 3 - EXEMPTION FROM RULE 15c3-3

The Company does not carry customers' accounts nor does it hold any securities or accept funds from customers. It is therefore exempt from the provisions of the Securities and Exchange Commission Customer Protection Rule (15c3-3) to maintain a special reserve bank account. The Company has received approval to process transactions through an account established per SEC Rule 15c3-3(K)(2)(i), however, at December 31, 2001 an account had not been opened nor had any funds been received from customers. When it is admitted to NSCC, the Company will open an account per SEC Rule 15c3-3(K)(2)(i) and execute mutual fund orders through Fund Serv.

## NOTE 4 - CASH EQUIVALENTS

The Company considers investments in certificates of deposit with maturity dates within three months of year end as cash equivalents for purposes of the Statement of Cash Flows.

(Continued)

## NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is affiliated with Investors Management Corporation of America (INMANCO) through common stock ownership and control. The two companies have an arrangement where by INMANCO provides management services and pays certain administrative costs of the Company, including rent, telephone, various office expenses, and professional services. In return the Company pays periodic management fees to INMANCO which are applied to cover these costs.

The Company is also affiliated with QUADS Trust Company and Qualified Investors Management Company through common stock ownership and control.

Independant Hose Financial Partnership is also a related party through common ownership and control. The space which The House of Securities Company occupies is leased by INMANCO from Independant Hose Financial Partnership.

## NOTE 6 - INCOME TAXES

The Company is subject to Federal and Maryland Corporate Income taxes. The Company utilized prior years' net operating loss carryforwards to entirely eliminate it's Federal and Maryland income tax liability for the year ended December 31, 2001.

## NOTE 7 - COMMON STOCK REPURCHASED

The Company uses the par value method to account for these transactions. The amount by which repurchase price was less than the par value of common stock repurchased in previous years has been credited to additional paid in capital.

## NOTE 8 - COMMON STOCK ISSUED

The Company did not issue any common stock during the year. The amount by which the issue price of common stock issued in previous years was less than the par value has been charged to discount on issuance of common stock.

## NOTE 9 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

(Continued)

## NOTE 10 - PROFIT SHARING PLAN

In 1993, the Company established a standardized 401 (K) profit sharing plan in which all non-exempt employees meeting certain age and service requirements are eligible to participate. Contributions to the plan are made by salary deductions and discretionary employer matching contributions. The Company did not elect to make any discretionary contributions during the year.